Filed pursuant to Rule 253(g)(2)
File No. 024-11155

Quadrant Biosciences Inc.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated March 9, 2019 and supplement dated April 1, 2020 and is qualified by reference to the Offering Circular and supplements except to the extent that the information contained herein supplements the information contained therein.

The Offering Circular and supplement are available here: https://www.sec.gov/Archives/edgar/data/1651239/000110465920030951/tm2011903d1_253g2.htm, and https://www.sec.gov/Archives/edgar/data/1651239/000110465920042074/tm2014812-1_253g2.htm.

SUPPLEMENT TO OFFERING CIRCULAR DATED MARCH 9, 2020

THIS SUPPLEMENT IS DATED MAY 4, 2020

The company has determined the minimum investment amount from and after May 4 2020 should be increased to $501 (167 shares). The information in the Offering Circular, including on the cover, and in the “Summary” and “Plan of Distribution and Selling Shareholders” sections is hereafter qualified by reference to the new minimum amount.